Ciralight Global, Inc.
                           670 E. Parkridge, Suite 112
                            Corona, California 92879
                                 (877) 520-5005

                                  May 26, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, D.C. 20549

Attention: Edward M. Kelly, Esq.
           Senior Counsel
           Division of Corporation Finance

Re: Ciralight Global, Inc.
    Pre-effective Amendment No. 1 to Registration Statement on Form S-1 Filed on May 3, 2010
    File No. 333-165638

     This letter is in response to your letter to me of May 13, 2010, and Ms. Leslie A. Overton, Associate Chief Accountant's letter of May 25, 2010, to our attorney, David E. Wise, Esq., regarding the above referenced matter (sometimes collectively referred to herein as "Comment Letter"). Ciralight Global, Inc. is filing a second amendment to the referenced Form S-1 ("amendment 2") along with this letter.

     Our responses to the Comment Letter follow:

Prospectus Summary - page 3

1. We note your response to prior comment 22; however, you make reference to "other daylighting products" on page 4. Please revise or advise.

     Response: By amendment, we have revised the disclosure by deleting the reference to "other daylighting products" from the third paragraph on page 4 and in the last paragraph on page II-2 of amendment 2.

Selling Shareholders, page 14

2. Please discuss the transaction(s) in which the selling shareholders purchased the shares that they are offering for resale. We note the disclosure that they were sold in a private placement.

     Response: By amendment, we have revised our disclosure under "Selling Shareholders" by adding the following disclosure to the first paragraph under "Selling Shareholders" on page 14 of amendment 2:

     "Between April 30, 2009, and January 15, 2010, the Company issued a total of 5,200,000 restricted shares of common stock at a price of $.25 per share to investors in a private placement. The selling shareholders purchased their common stock in our private placement for $.25 per share. The shares issued in the private placement were issued in reliance on the Regulation D, Rule 506 exemption from the registration requirements of the Securities Act of 1933, as amended."

Plan of Distribution, page 16

3. We note your response to prior comment 7. Please revise your discussion of resales pursuant to rule 144 accordingly.

     Response: By amendment, we have deleted the disclosure of resales pursuant to Rule 144 and other references to Rule 144 from the section entitled "Plan of Distribution" from pages 17 and 18 of the filing. We have also deleted the reference to Rule 144 in the section entitled "Prospectus Summary - The Offering - Termination of the Offering" on page 5 of amendment 2.

Preferred Stock, page 22

4. We note your response to prior comment 8. Please disclose your entire response in the prospectus. Specifically, disclose your position regarding meeting both ownership thresholds in the second sentence of your response.

     Response: We have amended our disclosure with respect to Preferred Stock in the section entitled "Description of Securities - Our Capitalization:
     Preferred Stock - Voting Rights" by adding the following language on page 22 of amendment 2:

     "As long as the holder of our Series A Preferred Stock owns all 1,000,000 shares of our Series A Preferred Stock and at least 3,200,000 shares of our common stock, such holder shall have the right to vote 51% of the total votes necessary for the election of directors and for any acquisition or merger transaction. It is our position that if the holder of our Series A Preferred Stock does not meet both ownership thresholds (i.e., (1) owns all 1,000,000 shares of our Series A Preferred Stock and (2) owns at least 3,200,000 shares of our common stock at the same time), then such holder can only vote the number of shares of common stock they own and, consequently, the Series A Preferred Stock would have no super-majority voting rights."

     In addition to adding the above paragraph on page 22, we have amended Risk Factor 13 on page 9 of amendment 2 to include language similar to that quoted in the paragraph immediately above. We have also added a reference to "Description of Securities--Preferred Stock - Voting Rights" at the end of Risk Factor 13 on page 9 of amendment 2.

     We have also amended footnote (2) to the table in the section entitled "Security Ownership of Certain Beneficial Owners and Management" on page 50 of amendment 2 by adding language similar to the quoted language above. We have also added a reference to "Description of Securities--Preferred Stock
     - Voting Rights" at the end of footnote (2).

     We have revised our disclosure on page F-36 related to "Voting Rights" of our Preferred Stock.

Description of Business, page 26

5. Please disclose your response to prior comment 9 in the prospectus.

     Response: By amendment, we have revised the prospectus to include our response to prior comment 9. See page 26 of amendment 2.

6. We have read your response to prior comment 10. You have concluded that Ciralight, Inc. is your predecessor. However, on pages 36, 52 and II-2, you continue to disclose that Ciralight, Inc. is not a predecessor to Ciralight Global, Inc. Please revise your disclosure accordingly.

     Response: By amendment, we have revised our disclosures to delete the statement that "Ciralight, Inc. is not a predecessor to Ciralight Global, Inc." from the referenced pages of our filing, which are now pages 37 (first paragraph), 52 (first paragraph under "Transactions with George Adams, Sr. and Terry Adams") and II-2 (last paragraph) of amendment 2.

Distributor Agreements, page 30

7. Please include in the prospectus the information given to us relating to Ciralight Global's sales to retailers. Provide similar disclosure relating to Ciralight Global's Sales to the U.S. Navy and U.S. Army.

     Response: We have amended our disclosures in the section entitled "Distributor Agreements" by adding the following paragraphs on page 30 disclosing our sales to retailers and the U.S. Army and U.S. Navy:

     "We have completed installations of our skylights at two Ace Hardware Stores, two Office Depot stores, one IKEA store in Canada and we doing an installation at our fourth Whole Foods store. We recently installed our first units at a Fresh and Easy store. The Patagonia installation was at

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
     their main facility and included nearly 200 skylight units and they are very pleased with the results. Boeing installed 26 units in December 2009 as a test of our products and they have advised us that they are very pleased with the results. Johnson & Johnson installed 66 units at their facility in Mexico. Phoenix Sky Harbor Airport installed 12 units as a test in their Terminal 3.

     We have sold four of our skylights to Supply Core, a defense contractor, for installation on a U.S. Naval Base in Japan. In addition, we have sold 30 of our skylights to the U.S. Army for installation at Fort Eustis, Newport News, Virginia.

     We are trying to develop ongoing relationships with major retailers, big box stores and major corporations and governmental units. We are not putting much effort in pursuing one time, one unit sales. However, every sale adds up for us."

Competition, page 30

8. To the extent possible, quantify the percentage of the market that you have in each of your products versus that of your major competitors.

     Response: We are unable to quantify the percentage of the market that we have in each of our products versus that of our major competitors for the reasons that none of our major competitors are publicly held companies and we have not been able to locate any source of statistical data for sales of skylights.

Intellectual Property, page 31

9. Notwithstanding the representation in response to prior comment 16 that Ciralight Global deleted the reference to third party consultants, we are unable to locate the deletion and note the references to consultants in the risk factors section, the first paragraph of this subsection, and in "Risks, Uncertainties and Trends relating to the Company and Industry" on page 36. Please revise or advise.

     Response: We misconstrued your prior comment 16 and believed that it related to third party consultants involved in developing our intellectual property rights. We deleted "third part consultants" from the first sentence of the section entitled "Our Intellectual Property, as indicated in our response to prior comment 16. However, we do have a number of third party consultants including legal counsel, whom we use from time to time. Below is a list of the entities and persons with whom we have consulted:

     Name of Consultant                Type of Services        Fees Paid to Them
     ------------------                ----------------        -----------------

     Amber Engineering & Mfg.      Mechanical Engineers          $14, 200.52
                                   (re-engineered our gears      December 2009
                                   and gear boxes)

                                   Temporary manufacturer        $26,010.45
                                   of our gear boxes             Jan. - May 2010

     Capital Review Group          Energy Tax Attorneys          $       -0-

     Gladius Technologies          IT Services                   $   475.00
                                                                 Jan. 31 -
                                                                 Mar. 31, 2010

     Lithchem                      Power Engineers               $       -0-

     M2X Architecture              Architecture-Layout
                                   Design                        $       -0-

     We do not believe that the amounts paid to the above consultants is material enough to disclose the relationships in our prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

10. Please revise your prospectus to discuss the "other patent rights" that you own beyond the one patent that you own and the patent applications in which you have an interest.

     Response: By amendment, we have revised our prospectus to disclose that we own one United States patent and patent applications pending in Canada, Europe, Mexico and the United States and that we have no "other patent rights." We have revised such disclosures in varying forms on pages 4 (third and fourth paragraphs), 26 (fourth and fifth paragraphs), 35 (second and third paragraphs under "Overview"), 52 (first and second paragraphs under "Transactions with George Adams, Sr. and Terry Adams"), F-27 (second and fourth paragraphs of Note 1), II-2 (last paragraph) and II-3 (first paragraph) of amendment 2.

Capital Resources, page 42

11. Refer to prior comment 25. As requested previously, disclose whether Ciralight Global has any plans to engage in a capital raising transaction.

     Response: We do not have a current plan to engage in a capital raising transaction. While we would like to grow our business with our cash flow, a robust increase in orders for our products, delays in collection of our accounts receivable and/or the incurrence of unforeseen expenses would likely necessitate our engaging in a capital raising transaction in the third or fourth quarter of 2010. By amendment, we have revised our disclosure under "Capital Resources" on pages 42 and 43 of amendment 2 to read in its entirety as follows:

     "We have financed our operations primarily through cash flows from operations and debt and equity financings. We commenced a private placement offering in the amount of $800,000 in April 2009. Our common stock was offered at a fixed price of $.25 per share. We raised the $800,000 by mid October 2009 and the investors purchased a 40% stake in the Company for a total of 3,200,000 shares.

     In October 2009, the Company elected to extend the private offering in order to raise an additional $500,000 in working capital by offering 2,000,000 additional shares at $.25 per share. We raised the additional $500,000 by mid January 2010, at which time the offering was closed.

     We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash need, including cash needs for working capital and capital expenditures, for at least the next six months.

     While we would like to grow our business with our cash flow, a robust increase in orders for our products, delays in our collection of accounts receivable and/or the incurrence of unforeseen expenses would likely necessitate our engaging in a capital raising transaction in the third or fourth quarter of 2010.

     We may seek to raise additional cash to fund future investments or acquisitions we may decide to pursue. To the extent it becomes necessary to raise additional cash in the future, we may seek to raise it through the sale of debt or equity securities, funding from joint-venture or strategic partners, debt financing or loans, issuance of common stock, or a combination of the foregoing. We currently do not have any binding commitments for, or readily available sources of, additional financing. Nor do we have any current plans to raise additional capital. However, we reserve the right to raise additional capital in the future in which case the percentage ownership of our shareholders would be diluted. We cannot provide any assurances that we will be able to secure the additional cash or working capital we may require to continue our operations."

12. Notwithstanding the representation in response to prior comment 26 that Ciralight Global deleted the reference to lines of credit, we note the phrase "Other than our lines of credit" in the fourth paragraph of this subsection. Please revise.

     Response: We do not have any lines of credit and have revised our disclosure by deleting any reference to lines of credit under "Capital Resources" in the second paragraph of this subsection on page 43 of amendment 2.

Directorships, page 45

13. Please disclose directorships held by your directors at other public companies in past five years. We note that your directors currently hold no other directorships. Refer to Item 401(e)(2) of Regulation S-K.

     Response: By amendment, we have revised our disclosure of directorships held by our directors on page 45 of amendment 2 to cover the "past five years."

Summary Compensation Table, page 47

14. For awards of stock, please disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(v).

     Response: We have amended our filing by adding a new footnote (2) to the Summary Compensation Table on pages 47 and 48 of amendment 2 to read as follows:

     "(2) The amounts listed in this column reflect the fair value of certain contractual rights to receive restricted stock in accordance with the services rendered by such executives and anti-dilution rights granted to such executives during the period from February 26, 2009 (inception) to December 31, 2009. The grant date fair value of the restricted stock issued as founders' shares of the Company's common stock was $.001 per share (the par value of the Company's common stock on April 1, 2009 was utilized to issue the amount of shares of common stock equating to the fair value of the services rendered by Messrs. Letcavage, Brain and Feck as described in footnotes (4), (6) and (7) to the above Summary Compensation Table). The grant date fair value of the restricted stock issued as anti-dilution shares of the Company's common stock as compensation and for services rendered was $.25 per share (the price on December 31, 2009, based on issuances of the Company's common stock to private offering subscribers for cash) was utilized to issue the amount of shares of common stock equating to the value of the services rendered by Messrs. Letcavage and Brain as described in footnotes (4) and (6) to the above Summary Compensation Table). The fair values were determined in accordance with Financial Accounting Standards Codification Topic 718, Share-Based Payments (FASB ASC
     718)."

     We have also amended our filing by adding a new footnote 9 to the 2009 financial statements of Ciralight Global, Inc. on page F-37 of amendment 2 to read as follows:

     "9. Share Based Compensation

     Certain contractual rights to receive restricted stock in accordance with the services rendered by such executives and anti-dilution rights granted to such executives during the period from February 26, 2009 (inception) to December 31, 2009. As described in Notes 4 and 5 above, restricted shares of the Company's common stock was issued as founder's shares and as anti-dilution shares for compensation and services rendered to the three executives of the Company. The aggregate value of the stock awards during the period from February 26, 2009 (inception) to December 31, 2009 was $161,825.

     The Company determined the fair value of the share based payment awards described above based on issuances of the Company's common stock for cash and the fair value of the services rendered."

     The insertion of new footnote 9 necessitated renumbering the subsequent footnotes which has been done.

Compensation Discussion and Analysis, page 48

15. We note your statement that you have three members on your board of directors; however ,page 46 indicates that Randall Letcavage resigned from his offices of president, chief executive officer, and director on March 18 2010 and other locations in the prospectus such as risk factor 21 indicate that you have two directors. Please revise and advise.

     Response: By amendment, we have revised our disclosure under Compensation Discussion and Analysis on page 48 (last paragraph) of amendment 2 to state that we have only two directors.

Exhibits 10.11, 10.12, 10.14, 10.15, 10.16 and 10.17

16. It appears that Ciralight Global has not filed in their entirety exhibits B, C and D to Exhibits 10.11, 10.12, 10.14 and 10.17 and schedules C and D to exhibits 10.15 and 10.16. Refile exhibits 10.11, 11.12 (sic), 10.14, 10.15,
10.16 and 10.17, including their exhibits or schedules in their entirety.

     Response: We have included exhibits B, C and D to exhibits 10.11, 10.12,
     10.14 and 10.17, we have included schedules C and D to exhibits 10.15 and 1016, we have included such exhibits and their exhibits or schedules in their entirety and have refiled them in amendment 2.

Financial Statements - Ciralight, Inc.

17. We have read your response to prior comment 28.

     Response: In response to Ms. Overton's letter of May 25, 2010 to our attorney, David E. Wise, Esq., we are including the following disclosures in amendment 2:

     1) The Prospectus Summary and Description of Business sections of amendment 2 have been amended to include the following disclosure:

     The only revenue recognized by Old Ciralight during the quarter ended March 31, 2009, resulted from sales orders for Suntracker products received in 2008 for inventory items that were in inventory at December 31, 2008 and shipped during January 2009. After January 27, 2009, no meaningful or material business activities occurred in Old Ciralight For a few weeks thereafter, the Old Ciralight's staff was reduced to two people who were charged with sorting out the debts and winding down the business.

     2) The table in the Summary Financial Data section has been amended to include the unaudited results of operations of Old Ciralight for the period from January 1, 2009 through March 14, 2009. The amended portion of the table is shown below:

                                     For the period from
                                      February 26, 2009     For the period from
                                       (inception) to         January 1, 2009              Years Ended December 31,
                                         December 31,           to March 14,             Prior Company (Old Ciralight)
                                         Registrant             (Unaudited)          -----------------------------------
                                            2009                   2009                  2008                  2007
                                        ------------           ------------          ------------           ------------
STATEMENT OF OPERATIONS DATA:
Sales                                   $    640,425           $    179,894          $  1,592,263           $    666,626
Cost of Sales                                563,249                124,749             1,403,599                580,848
Gross Profit                                  77,176                 55,145               188,664                 85,778
Total Operating Expenses                     897,501                145,748             3,051,576              4,747,828
Loss from Operations                        (820,325)               (90,603)           (2,862,912)            (4,662,050)
Total Other Income (Expense)                      36                    (77)             (929,360)              (834,492)
Net Loss                                    (820,289)               (90,680)           (3,792,272)            (5,496,542)
Basic and Diluted Loss per share        $      (0.11)          $      (0.00)         $      (0.15)          $      (0.23)
Weighted average shares outstanding        7,543,444             24,577,743            24,577,743             23,597,143

     3) The Basis of Presentation section of Management's Discussion and Analysis of Financial Condition and Results of Operations has been amended to include the following disclosure:

     The Company has not included financial statements of Old Ciralight for the quarter ended March 31, 2009 and the comparable quarter of the prior year, since management has concluded such interim financial statements would not provide additional financial information to investors. Unaudited financial data for Old Ciralight is presented for illustrative and pro forma purposes in the preceding Summary Financial Data section on page 34 and in Note 2 under Liquidity and Operations of the included 2009 financial statements. In addition, the activity that occurred at Old Ciralight during the period from January 1, 2009 to March 14, 2009 is addressed under the Results of Operations of the prior company in the Management's Discussion and Analysis of Financial Condition of this prospectus.

     4) The Results of Operations section of Management's Discussion and Analysis of Financial Condition and Results of Operations has been amended to include the following disclosure:

DISCUSSION OF THE PERIOD FROM JANUARY 1, 2009 TO MARCH 14, 2009 OF THE PRIOR COMPANY (OLD CIRALIGHT)

     The only revenue recognized by Old Ciralight during the quarter ended March 31, 2009, resulted from sales orders for Suntracker products received in 2008 for inventory items that were in inventory at December 31, 2008 and shipped during January 2009. On January 27, 2009, Old Ciralight granted Mr. Adams the exclusive right to manufacture and market its products. As a result, Old Ciralight ceased operations on that date, except for activities necessary to sort out its debts and wind down its business affairs conducted by a reduced staff of two people. On March 15, 2009, Mr. Adams formally foreclosed on the assets of Old Ciralight, and assets considered to have value were transferred to facilities of Mr. Adams. Except for the fulfillment in January 2009 of orders received by Old Ciralight in 2008, all material 2009 activity related to the sales of Suntracker products is included in the Company's 2009 financial statements. The Company has concluded that the January 2009 revenue recognized by Old Ciralight is not material and such information would not provide material additional information to investors.

Financial Statements - Ciralight Global, Inc.

Statement of Operations, page F-24

18. We have read your response to prior comment 30. Since the cost of goods sold line item is exclusive of depreciation and amortization, please remove the gross margin line item from the filing. Please also revise Ciralight, Inc.'s presentation and disclosures throughout the filing to remove the gross margin line item. Refer to SAB Topic 11:B.

     Response: By amendment, we have allocated and recorded the applicable portions of depreciation and amortization expenses from general and administrative expenses to cost of goods sold. Cost of goods sold now contains the correct amount for the related depreciation and amortization. As a result of reclassifying these expenses, cost of goods sold does not require the "exclusive of depreciation and amortization" label and gross margin line item has been replaced with gross profit.

     The presentation and disclosures of the Company and Ciralight, Inc. have been amended accordingly throughout the filing, including 1) the Statements of Operations, Summary of Significant Accounting Policies and depreciation and amortization footnotes breaking out the amounts allocated to cost of goods sold and general and administrative expenses for each period on both sets of financials, 2) correction of the Summary Financial Data section, and 3) the unaudited pro forma results of operations in footnote 2 of the 2009 financial statements.

19. We have read your response to prior comment 31. On page F-34, you indicate that the consideration consisted of 3,200,000 shares of common stock at par value equaling $3,200. Please revise this disclosure to indicate, if true, that the 3,200,000 shares were recorded at $0.09 per share.

     Response: By amendment, we have revised our disclosure on page F-35 (first and second paragraphs under the first table on page F-35) to indicate that the consideration consisted of 3,200,000 shares of common stock at $.09 per share equaling $288,000.

3.  Summary of Significant Accounting Policies

Shipping and Handling costs, page F-28

20. We have read your response to prior comment 32. You indicate that you deliver products to your customers and include these costs in revenue. Please revise your accounting policy to clarify, if true, that shipping and handling costs that are billed to your customers are included in revenue and the actual costs incurred for shipping and handling are included in costs of goods sold. Refer to FASB ASC 605-45-45-20.

     Response: The Company includes shipping and handling costs that are billed to our customers in revenue and the actual costs incurred for shipping and handling are included in costs of goods sold in accordance with the provisions of FASB ASC 605-45-45-20. The related costs are considered necessary to complete the revenue cycle.

     By amendment, we have revised our disclosure of Shipping and Handling Costs on pages 38 and F-29 of amendment No. 2 to read in its entirety as follows:

     "Shipping and Handling Costs - The Company includes shipping and handling costs that are billed to our customers in revenue and the actual costs incurred for shipping and handling are included in costs of goods sold in accordance with the provisions of FASB ASC 605-45-45-20. The related costs are considered necessary to complete the revenue cycle."

Warranty Costs, page F-28

21. We have read your response to prior comment 33. Please revise your disclosure to include a tabular reconciliation of the changes in your aggregate product warranty liability for the reporting period as required by FASB ASC 460-10-50-8(c).

     Response: By amendment, we have revised our disclosure of Warranty Costs on pages 38 and F-29 of amendment 2 to read in its entirety as follows:

     "Warranty Costs - Commencing April 1, 2009, the Company provided a five-year warranty covering the labor and materials associated with its installations. Effective September 1, 2009, the Company changed the coverage to ten years in the U.S. The Company's "advanced skylights" are warranted by the manufacturer for 10 years, generally. The Company (at its option) will repair, replace or give credit for the original purchase price on any of its products or parts. An accrual for a loss contingency has been made, since warranty expenses to date have been consistent and a reasonable estimate of future expenses can be made, in accordance with FASB ASC 460-10-50-8 (c)."

     By amendment, we have revised our disclosure of liability for product warranty costs on page F-30 to include the following table:

                                                                       Product
                                                                       Warranty
                                                                       --------

     Liability at February 26, 2009 (inception)                        $      0
       Settlements made during the period                                (3,355)
       Change in liability for warranties issued during the period       12,358
       Change in liability for preexisting warranties                       473
                                                                       --------

     Liability at December 31, 2009                                    $  9,476
                                                                       ========

Convertible Notes Payable, page F-30

22. We have read your response to prior comment 34. On page F-30, you indicate that since you do not have a nonconvertible debt borrowing rate, management has deemed it unnecessary to separately account for the liability and equity components. However, on page F-32, you indicate that commencing January 1, 2010 you will separately account for the liability and equity components in a manner that will reflect your nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. Please revise this inconsistency. As requested previously, please disclose why you are not separately accounting for the liability and equity components associated with the convertible notes until January 1, 2010.

     Response: In connection with the preparation of the response to comments included in the current and prior comment letters from the Securities and Exchange Commission, relating to the Company's accounting treatment of not separately accounting for liability and equity components associated with the convertible notes, management has made a thorough review of the terms of the convertible notes and the guidance available for the accounting treatment of convertible debt instruments. Management has concluded that the terms of the convertible notes dictate that they may not be settled in cash upon conversion, thus the accounting treatment of FASB ASC 470 is not applicable and it is not necessary to separately account for the liability and equity components of the convertible notes. The Company has amended the filing to delete any disclosures stating that the liability and equity components will be separately accounted for by January 1, 2010 or at any time, based on the terms of the notes, current information and the guidance provided. We have revised our disclosures on pages F-32 and F-34 in Note 4 "Balance Sheet Information - Convertible Notes Payable" since FASB ASC 470 is not applicable to the Company's convertible notes payable.

     The terms of the notes state that they may be converted into shares of the Company's common stock at the conversion price of $.25 per share. During the terms of the notes, the Company's common stock was sold to subscribers of our private offering for $.25 per share. The Company's stock is not yet trading, but with the conversion price of $.25 per share equaling the recent price the stock has been sold for, there is no beneficial conversion feature ("BCF") either. If the rate of conversion of the convertible notes is below market value in the future, the necessary adjustment of recording the BCF as a debt discount will be made.

     Based on the current terms of the convertible notes and the consistent price that shares of the Company's stock were sold for, management has concluded that the convertible notes will continue to be treated as liabilities, until an adjustment is required.

                        General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing and we have corrected a few typographical errors.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

Sincerely,


By: /s/ Jeffrey S. Brain
   --------------------------------
   Jeffrey S. Brain
   President